UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CAPITAL STRUCTURE DISCLOSURE MADE ACCORDING TO

THE REQUIREMENTS OF BELGIAN LAW

BRUSSELS, Belgium, June 30, 2011 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, discloses the information required under article 15, § 1 and 18, § 1 of the Law of May 2, 2007 regarding the disclosure of major shareholdings in listed companies following a capital increase resulting from the exercise of subscription rights by employees.

Information as of June 28, 2011:

•	Total outstanding capital: € 50 922 823

•	Total number of outstanding ordinary shares: 101 845 646

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share): 3 289 585

Pursuant to Delhaize Group’s Articles of Association, the threshold as from which a shareholding needs to be disclosed has been set at 3%.

Notifications of important shareholdings to be made according to the Law of May 2, 2007 or Delhaize Group’s Articles of Association should be sent to investor@delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2011, Delhaize Group’s sales network consisted of 2 816 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Saskia Dheedene:	+ 32 2 412 96 11
Steven Vandenbroeke (media) :	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	July 1, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President